SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                   FORM 10-QSB

                QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


     For the quarterly period ended:                        Commission File No.:
        December 31, 1997                                       000-28198

                             ----------------------

                   CONVERSION TECHNOLOGIES INTERNATIONAL, INC.
        (Exact name of Small Business Issuer as specified in its charter)

        Delaware                                                13-3754366
     (State or other jurisdiction of                        (I.R.S. Employer
     incorporation or organization)                          I.D. Number)


                        3452 Lake Lynda Drive, Suite 280
                             Orlando, Florida 32817
                    (Address of principal executive offices)

                                 (407) 207-5900
                (Issuer's telephone number, including area code)

                            -------------------------

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes   X       No
                                    ------        ------


Indicate the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: As of February 12, 1998, the Issuer had outstanding 5,539,745 shares of Common Stock, 553,000 shares of Series A Convertible Preferred Stock, 5,801,058 Redeemable Class A Warrants and 4,410,041 Redeemable Class B Warrants.

                 Transitional Small Business Disclosure Format

                                 Yes          No    X
                                    ------        ------

                                    Contents



                                                                          Page
                                                                           No.
                                                                          ----

Part I - Financial Information

     Consolidated Balance Sheets of Conversion Technologies
     International,  Inc. and  Subsidiaries as of December 31, 1997
     and June 30, 1997....................................................   3

     Consolidated Statements of Operations of Conversion Technologies International, Inc. and Subsidiaries for the three and six
     month periods ended December 31, 1997 and 1996.......................   4

     Consolidated   Statements   of  Cash  Flows  of   Conversion
     Technologies International, Inc. and Subsidiaries for the six
     month periods ended December 31, 1997 and 1996.......................   5

     Notes to Consolidated Financial Statements...........................   6

     Management's  Discussion and Analysis of Financial Condition
     and Results of Operations............................................  11


Part II - Other Information...............................................  14

                  Conversion Technologies International, Inc.
                                and Subsidiaries
                          Consolidated Balance Sheets
                                                    December 31,     June 30,
                                                        1997            1997
                                                    -------------    -----------
                    Assets
Cash and cash equivalents                           $   992,494     $  325,092
Accounts receivable, less allowance for
  doubtful accounts of $18,000 at December
  31, 1997 and June 30, 1997                            271,540        146,225
Inventories                                             612,273        521,060
Prepaid expenses and other current assets               161,024        188,525
                                                     -----------    ------------
Total current assets                                  2,037,331      1,180,902

Property, plant and equipment:
  Land                                                   75,000         75,000
  Building and improvements                           1,578,293      1,578,293
  Machinery and equipment                             6,899,414      6,713,599
  Construction in progress                               29,500         29,500
                                                     -----------    ------------
                                                      8,582,207      8,396,392
   Less accumulated depreciation                     (1,854,079)    (1,456,610)
                                                     -----------    ------------
                                                      6,728,128      6,939,782

Deferred finance charges, less accumulated
  amortization of $86,155 and $135,786
  at December 31, 1997 and June 30, 1997
  respectively                                           82,574        443,829
Other noncurrent assets                                  10,145          3,100
Restricted assets
  Project fund                                               --            158
  Debt service reserve funds                                 --        869,153
                                                     -----------    ------------
                                                    $ 8,858,178     $9,436,924
                                                     ===========    ============

 Liabilities and stockholders' equity (deficiency)

Accounts payable                                    $ 1,572,238     $1,711,212
Deferred revenue                                        353,182        491,944
Reserve for disposal                                    596,000        713,100
Accrued expenses                                        798,468        858,447
Investment tax credit payable                           235,000        235,000
Current portion of capital lease obligations             25,898         35,495
Current portion of long-term debt                       361,045        530,258
                                                     -----------    ------------
Total current liabilities                             3,941,831      4,575,456

Capital lease obligations, less current portion          26,949         39,414
Long-term debt, less current portion                  1,961,010     10,784,343

Stockholders' equity (deficiency):
   Series A Convertible  Preferred Stock,
   $.001 par value,  authorized 880,000
   shares, issued and outstanding 553,000
   shares at December 31, 1997                              553
   Common Stock,  $.00025 par value,  authorized
   25,000,000 shares,  issued and outstanding
   5,539,745 shares at December 31, 1997 and June
   30, 1997                                               1,385          1,385
   Additional paid-in capital                        28,719,514     24,186,932
   Unearned stock compensation                               --       (116,369)
   Accumulated deficit                              (25,793,064)   (30,034,237)
                                                     -----------    ------------

Total stockholders' equity (deficiency)               2,928,388     (5,962,289)
                                                     -----------    ------------
                                                    $ 8,858,178    $ 9,436,924
                                                     ===========    ============
See Accompanying Notes

                Conversion Technologies International, Inc.
                              and Subsidiaries

                   Consolidated Statements of Operations

                                (Unaudited)

                                                   Three months ended                    Six months ended
                                                      December 31,                          December 31,
                                                 1997             1996               1997                1996
                                            ---------------- ----------------   ----------------    ----------------
Revenue
  Product sales                              $     408,972    $     216,697      $       651,068     $      448,854
  Recycling fees                                    82,448          123,188              165,494            235,304
                                              ------------     ----------------  ----------------    ---------------
     Total revenues                                491,420          339,885              816,562            684,158

Cost of goods sold                                 663,098          956,133            1,348,874          2,163,041
                                            ----------------  -----------------  ----------------    ---------------

Gross loss on sales                               (171,678)        (616,248)            (532,312)        (1,478,883)

Selling, general and administrative                537,858          650,845            1,223,420          1,208,224
                                            ----------------  -----------------   ----------------   ---------------

Loss from operations                              (709,536)      (1,267,093)          (1,755,732)        (2,687,107)

Interest expense, net                               48,460          267,297              357,451            498,068
                                            ----------------  ----------------     ---------------    --------------

Loss before extraordinary item                    (757,996)      (1,534,390)           (2,113,183)       (3,185,175)

Extraordinary item - Gain on
  debt retirement                                  492,338               --             6,354,356                --
                                            ----------------  ----------------     ----------------   --------------

Net income (loss)                                 (265,658)       (1,534,390)           4,241,173        (3,185,175)

Discount on issuance of Series A
  Convertible Preferred Stock                           --                --           (1,573,500)               --
                                            ---------------- ----------------      ----------------    -------------

Net income (loss) attributable to
  common shareholders                      $      (265,658)   $   (1,534,390)       $    2,667,673      $ (3,185,175)
                                           ================  ================       ================    ==============

Basic Earnings Per Common Share:
Loss before extraordinary item             $         (0.16)   $        (0.32)       $        (0.77)     $      (0.67)
Extraordinary item                                    0.10                 --                 1.33                --
                                           ------------------ ----------------     ----------------    --------------

Net income (loss)                          $         (0.06)   $        (0.32)       $        (0.56)     $      (0.67)
                                           ================   ================      ================    ==============
See Accompanying Notes.


             Conversion Technologies International, Inc.
                           and Subsidiaries

                Consolidated Statements of Cash Flows

                             (Unaudited)


                                                For the six months
                                                       ended
                                                   December 31,
                                                 1997          1996
                                              ------------  ------------
Operating activities
Loss before extraordinary item                 $(2,113,183) $(3,185,175)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
  Depreciation expense                             401,796       625,014
  Amortization of deferred financing costs          27,887        27,257
  Stock compensation expense                       116,369        48,488
  Changes is operating assets and liabilities:
     Decrease (increase) in accounts receivable   (125,315)      102,998
     (Increase)decrease in inventories            ( 91,213)      (93,688)
     (Increase) decrease in other current
     assets                                         27,501       (88,067)
     (Increase) decrease in other noncurrent
     assets                                         (7,045)     (106,412)
     Increase(decrease)in deferred revenue        (138,762)       24,165
     Increase (decrease) in accounts payable,
     reserve for disposal and other accrued
     expenses                                     (316,053)     (713,504)
                                                -----------  ------------
Net cash used in operating activities           (2,218,018)   (3,358,924)

Investing activities
Sale of marketable securities                           --     2,009,632
Issuance of notes receivable                            --      (416,761)
Capital expenditures                              (190,142)     (785,430)
                                                -----------  -----------
Net cash used in investing activities             (190,142)      807,441

Financing activities
Decrease in deferred finance charges                 1,750            --
Issuance of notes payable                          500,000            --
Issuance of long term debt                              --         8,282
Payment of notes payable                          (500,000)           --
Decrease in restricted assets                      675,285        40,281
Principal payments on long-term debt            (2,112,546)     (218,279)
Principal payments under capital lease
  obligations                                      (22,062)      (53,897)
Issuance of Series A Preferred Stock             4,533,135            --
Issuance of common stock                                --            23
                                                -----------  -----------
Net cash provided by (used in) financing
activities                                       3,075,562      (223,590)
                                                -----------  -----------

(Decrease) increase in cash and cash
equivalents                                        667,402    (2,775,073)
Cash and cash equivalents at beginning of
  period                                           325,092     4,539,464
                                              ------------  ------------
Cash and cash equivalents at end of period    $    992,494    $1,764,391
                                              ============ =============

Supplemental disclosure of cash flow
  information
Interest paid                                 $    319,959   $   725,582
                                              ============ =============

See Accompanying Notes.

                   Conversion Technologies International, Inc.
                                and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1997

                                   (Unaudited)

1.   Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented have been included. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended June 30, 1997 included in the Company's annual report on Form 10-KSB as amended.

2.   Inventories

Inventories are valued at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method.

Inventories consisted of the following:

                                        December 31, 1997   June 30, 1997
                                        -----------------   -------------
            Raw materials                $   105,429        $   61,949
            Work-in-process                    9,718           111,961
            Finished goods                   497,126           347,150
                                             -------           -------
                                           $ 612,273        $  521,060
                                             =======           =======

3.   Revenue Recognition

The Company derives most of its revenue from fees charged to accept waste materials and from the sale of its products. With respect to revenue from fees charged to accept waste materials, the Company initially records the fees it receives for accepting waste materials for processing as deferred revenue. After the materials have been processed into finished goods inventory, the deferred revenue is recognized as fee revenue based upon the amount of finished goods inventory produced (by tonnage), valued at the fee charged for accepting the waste material. With respect to revenue from product sales, including products created from processed waste materials, revenue is recognized only upon shipment of products to customers.


For the three months ended December 31, 1997, 90.9% of the Company's revenue was derived

                  Conversion Technologies International, Inc.
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


from five major customers. Revenue generated from each of these customers amounted to $243,382, $94,473, $42,111, $37,886 and $28,753, which represents
49.5%, 19.2%, 8.6%, 7.7% and 5.9% of total revenue, respectively. For the three months ended December 31, 1996, 85.8% of the Company's revenue was derived from four major customers. Revenues generated from each of these customers amounted to $145,198, $91,838, $27,503 and $26,986, which represents 42.7%, 27.0%, 8.1%
and 8.0% of total revenue, respectively.

For the six months ended December 31, 1997, 91.6% of the Company's revenue was derived from five major customers. Revenue generated from each of these customers amounted to $404,238, $104,629, $81,019, $79,493 and $78,554, which represents 49.5%, 12.8%, 9.9%, 9.8% and 9.6% of total revenue, respectively. For the six months ended December 31, 1996, 81.8% of the Company's revenue was derived from four major customers. Revenue generated from each of these customers amounted to $290,540, $153,877, $61,965 and $53,035, which represents 42.5%, 22.5%, 9.1% and 7.7% of total revenue, respectively.

4.   Reserve for Disposal

Dunkirk International Glass and Ceramics Corporation ("Dunkirk"), a wholly-owned subsidiary of the Company, began accepting waste materials (primarily CRT glass) in early 1994. Upon accepting the waste materials, Dunkirk established a reserve for the probable disposal costs for the unprocessed waste materials on hand in the event the conversion processes being developed were not successful. To date, the Company has disposed of 158 tons of the waste materials which it had not been able to process, all of which was disposed of during the three months ended December 31, 1997. The amount of unprocessed waste materials on hand was 6,732 tons at June 30, 1997 and 5,301 tons at December 31, 1997. From July 1, 1996 to December 31, 1996, the Company increased the reserve by approximately $54,000, from $737,000 to $791,000. From July 1, 1997 to December 31, 1997, the Company reduced the reserve by approximately $117,000 from $713,000 to $596,000. The increases/decreases in the reserve, which resulted from changes in the quantities of unprocessed waste materials on hand, have been charged/credited against operations. The Company intends to adjust the reserve for disposal if and when it can refine existing processes to increase yields and/or develop new processes for the unprocessed waste materials on hand.

                  Conversion Technologies International, Inc.
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


5.   Net Income (Loss) Per Common Share

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements.

The basic net income (loss) per common share is based on the net income (loss) attributable to common shareholders for the three and six-month periods, divided by the weighted average number of common shares outstanding during the period (excluding 740,559 common shares that were deposited into escrow in connection with the Company's initial public offering, and including 1,023,054 shares of the Company's common stock into which the Company's original Series A Preferred Stock was converted upon the closing of the initial public offering). The diluted net income (loss) per common share is the same as the basic net income
(loss) per common share since the effect of the conversion of all dilutive securities would be antidilutive due to the loss before extraordinary item. The weighted average number of common shares outstanding for the three-month periods ended December 31, 1997 and 1996 was 4,799,186 and 4,785,686, respectively. The weighted average number of common shares outstanding for the six-month periods ended December 31, 1997 and 1996 was 4,799,186 and 4,747,436, respectively. The discount on the issuance of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"), which was issued in August, September and December 1997, represents the aggregate discount (difference) between the conversion price of the Preferred Stock and the fair market value of the Company's Common Stock, on each of the issuance dates of the Preferred Stock by the Company in August and September 1997. For the issuance of Preferred Stock in December, there was not any discount (See Note 7).

                  Conversion Technologies International, Inc.
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


6.   Commitments and Contingencies

The Company is a party to litigation commenced by the Company in the Supreme Court of New York, County of Chautauqua, against a general contractor hired to construct an improved abrasives finishing area, which was a part of the Company's capital expansion program. The contractor commenced work in April 1995, but was asked to stop work in November 1995 following significant cost overruns, problems and delays in construction and disputes with the Company over the scope of the work to be performed by the contractor. The Company has served the contractor with its complaint, alleging, among other things, breach of contract, fraud and defamation, and seeks damages in excess of $1,000,000. The contractor has served an answer with affirmative defenses and counterclaims against the Company for breach of contract. The aggregate amount of the claims by the contractor against the Company is $483,000 plus interest. The Company does not believe that there will be a material adverse outcome in the foregoing dispute.

7.   Capital Stock

In August, September, and December of 1997, the Company sold 553,000 shares of Preferred Stock, with a par value of $.001 per share and a stated value of $10 per share, under a placement agency agreement for the private placement of the Preferred Stock. The net proceeds to the Company were $4,533,135 after deducting the placement agent commissions and expenses and other transaction expenses. Each share of Preferred Stock is convertible into ten shares of common stock at a conversion price of $1.00 per share. Commencing in December 1998, the holders of the Preferred Stock are entitled to receive dividends payable in cash, or at the option of the Company, in additional shares of Preferred Stock at the rate of 10% per annum. The placement agent received a cash commission of 9% and a non-accountable expense allowance of 4% of the gross proceeds. The placement agent also received 55,300 warrants to purchase shares of the Company's Preferred Stock at an exercise price of $11.00.

In July and August of 1997 the Company borrowed and repaid a total of $500,000 for working capital purposes, and in connection therewith, issued warrants to purchase 125,037 shares of Common Stock at an exercise price equal to $1.05.

The Company's Board of Directors authorized an increase of the authorized number of common shares to 50 million shares, subject to the approval of the Company's stockholders.

                  Conversion Technologies International, Inc.
                                and Subsidiaries

                   Notes to Consolidated Financial Statements



8.   Extraordinary Item

In September 1997, the holders of Dunkirk's $8,000,000 Chautauqua County Industrial Development Agency Solid Waste Disposal Facility Bonds (the "IDA Bonds") retired the IDA Bonds in exchange for a cash payment of $1,620,000 and the balance of the related debt service reserve fund of $194,000. The cash payment was made utilizing proceeds from the private placement discussed in Note 7 above. This forgiveness resulted in a net pretax gain to the Company of approximately $5,862,000, which is reported as an Extraordinary Item.

In December 1997, the Empire State Development Corporation/JDA (the "ESDC"), which had previously assumed approximately $1,888,000 of debt plus accrued interest of approximately $82,000 owed by Dunkirk to Key Bank of New York ("Key Bank"), granted the Company a debt forgiveness of $500,000. Also, the balance of the related debt service reserve fund of approximately $459,000 was applied against the outstanding principal and accrued interest. This forgiveness resulted in a net pretax gain to the Company of approximately$492,000, which is reported as an Extraordinary Item.

To the extent that Dunkirk is deemed to be insolvent immediately prior to either of these debt forgivenesses by an amount which equals or exceeds the amount of debt forgiveness, the Company will not recognize taxable income from such forgiveness; however, certain of Dunkirk's tax attributes (such as net operating loss carryforwards ("NOLs")) would be subject to reduction and would not be available to offset future income from operations, if any. For this purpose, the amount of insolvency is defined to be the excess of Dunkirk's liabilities over the fair value of its assets. An independent appraisal of the fair value of Dunkirk's assets has not been completed at this time to determine Dunkirk's solvency; however, the Company believes that Dunkirk was insolvent at the time of forgiveness, and accordingly has not recorded a tax provision on the Extraordinary Item. If Dunkirk is deemed to be solvent immediately prior to the time of the forgiveness, the Company will recognize taxable income for the debt forgiveness in its tax year ending June 30, 1998. The amount of such income may be offset by NOLs, subject to possible limitations as discussed below. Even if sufficient NOLs were available to offset such taxable income after such limitations, the Company may be subject to alternative minimum tax.

The Company has federal NOLs that amounted to approximately $20.6 million at June 30, 1997, which expire between 2006 and 2012. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), utilization of NOLs is limited if there has been a change in control (ownership) of the Company. Although a comprehensive evaluation has not yet been performed, it is likely that due to prior shifts in ownership (the Dunkirk merger and the completion of the IPO) and the current shifts in ownership (the Preferred Stock offering), the Company's ability to utilize its NOLs could be severely limited.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended December 31, 1997 Compared to Three Months Ended December 31, 1996

Total revenues increased by $151,000 for the three months ended December 31, 1997 to $491,000 compared with $340,000 for the three months ended December 31, 1996 due to $94,000 of sales from the decorative particles business, which started operations in 1997 and an increase of $72,000 in sales of clean cullet.

The decrease in cost of goods sold of $293,000 for the three months ended December 31, 1997 to $663,000, compared with $956,000 for the three months ended December 31, 1996, despite the increase in revenue of $151,000, is due to a number of factors, including (i) a decrease of $206,000 as a result of discontinuing the melter operations and writing-off the assets associated therewith during the fourth quarter of Fiscal 1997, (ii) a net decrease in the charge to operations of $74,000 for the change in the reserve for disposal costs for the unprocessed waste materials on hand, (iii) a decrease of $78,000 due to the reduced level of operations in the abrasives finishing department, and (iv) an increase of $133,000 from the decorative particles business started in 1997.

As a result of the increased revenues and decreased cost of goods sold discussed above, the Company's gross margin improved by $444,000 for the three months ended December 31, 1997 to a loss of $172,000 compared with a loss of $616,000 for the three months ended December 31, 1996.

Selling, general and administrative expenses decreased by $113,000 for the three months ended December 31, 1997 to $538,000, compared with $651,000 for the three months ended December 31, 1996, as a result of a $53,000 decrease in salaries and related fringe costs, a decrease of $103,000 in professional fees, and an increase of $27,000 from the decorative particles business.

Net interest expense decreased by $219,000 to $48,000 for the three months ended December 31, 1997, compared with $267,000 for the three months ended December 31, 1996. This resulted from a decrease in the interest income of $20,000 on cash received from the Company's initial public offering and a decrease in interest expense of $239,000 resulting from the reduction of debt from the repayment and forgivenesses during 1997.

Six Months  Ended  December 31, 1997  Compared to Six Months Ended  December 31,
1996.

Total revenues for the six months ended December 31, 1997 were $816,000 compared to $684,000 for the six months ended December 31, 1996 or an increase of $132,000 due to the $105,000 of sales from the decorative particles business and an increase of $28,000 in the sales of ALUMAGLASS over the prior year.

The decrease in cost of goods sold of $814,000 to $1,349,000 for the six months ended December 31, 1997, from $2,163,000 for the six months ended December 31, 1996, despite the increase in revenues of $816,000, is caused by a number of factors, including (i) a decrease of $737,000 as a result of discontinuing the melter operations and writing-off the assets associated therewith during the last quarter of Fiscal 1997, (ii) a net decrease in the charge to operations of $150,000 for the change in the reserve for disposal costs for the unprocessed waste materials on hand, (iii) a decrease of $156,000 due to the reduced level of operations in the abrasives finishing department, and (iv) an increase of $301,000 from the decorative particles business started in 1997.

The Company's gross margin improved by $946,000 to a loss of $533,000 for the six months ended December 31, 1997, from a loss of $1,479,000 for the six months ended December 31, 1996, as a result of the $132,000 increase in revenues and the $814,000 decrease in cost of goods sold discussed above.

Selling, general and administrative expenses were approximately the same for the six months ended December 31, 1997 at $1,223,000 compared to $1,208,000 for the six months ended December 31, 1996. The decrease of $93,000 in salaries and related fringe costs was more than offset by the $73,000 increase in compensation expenses relating to capital stock and the $64,000 increase from the decorative particles business.

Net interest expense decreased by $141,000 to $357,000 for the six months ended December 31, 1997, from $498,000 for the six months ended December 31, 1996, as a result of a $244,000 decrease in interest expense due to the reduction in debt from the repayment and forgivenesses and of a $103,000 decrease in interest income due mainly to the interest received on cash received from the Company's initial public offering.

Liquidity and Capital Resources

The Company's business is capital intensive. The Company has funded its operations principally from debt financing, the private placement of shares of preferred stock and the proceeds of the Company's initial public offering. At December 31, 1997, the Company had approximately $2,322,000 in principal amount of long-term indebtedness (excluding capital lease obligations) and net working capital deficiency of approximately $1,905,000. As of December 31, 1997, the Company had cash and cash equivalents of approximately $992,000.

In August, September, and December 1997, the Company raised aggregate gross proceeds of $5,530,000 in a private placement of Preferred Stock. An aggregate of 553,000 shares of Preferred Stock were issued. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share.

The Company received net proceeds of $4,533,135 from the placement of the Preferred Stock (after deducting the placement agent's commissions and non-accountable expense allowance and other transaction expenses). Of such net proceeds, $1,620,000 was used to redeem the IDA Bonds and $500,000 plus accrued interest was used to repay the 1997 Bridge Loan (defined below), with the remainder to be used for general working capital purposes, including accrued payables.

In July and August 1997, the Company borrowed an aggregate of $500,000, which was used for general working capital purposes (the "1997 Bridge Loan"). On September 8, 1997, the 1997 Bridge Loan was repaid, together with accrued interest at the rate of 12% per annum, out of the proceeds of the Preferred Stock placement. In connection with the 1997 Bridge Loan, the Company issued warrants to purchase 125,037 shares of Common Stock at an exercise price equal to $1.05 per share.

In September 1997, the $8,000,000 principal amount of IDA Bonds were redeemed in full in exchange for a cash payment of $1,620,000 and Dunkirk's forfeiture of its interest in a related debt service reserve fund (which had a then current balance of approximately $194,000).

In July 1997, ESDC agreed to honor its guarantee of the term loans owing by the Company's Dunkirk subsidiary to Key Bank, which process was completed in December 1997 by ESDC assuming the principal of approximately $1,888,000 and accrued interest of approximately $82,000 due on the loans. In addition, in December 1997 ESDC forgave $500,000 on the outstanding principal balance of the loans. ESDC has agreed to defer all interest and principal payments due under the loans through July 1998 until the maturity date of the loans, with interest continuing to accrue on such deferred amounts payable at maturity. ESDC has also allowed Dunkirk to reduce the amount owed on such loans by the amount of a debt service reserve fund (approximately $459,000) that was forfeited by Dunkirk.

As of December 31, 1997, the Company had approximately $2,322,000 in principal amount of long-term indebtedness (excluding capital lease obligations), consisting of (i) approximately $ 951,000 outstanding principal amount under the Key Bank term loans assumed by ESDC, which loans bear interest at the prime rate and are payable in monthly installments through December 2001 (subject to the deferral through July 1, 1998 described above), (ii) approximately $667,000 aggregate outstanding principal amount under various mortgage and secured equipment loans and (iii) approximately $704,000 aggregate outstanding principal amount under subordinated indebtedness from certain of the Company's CRT glass customers who provided financial assistance to the Company during its start-up phase. The Company's long-term indebtedness is secured by liens on its fixed assets. The Company's long-term indebtedness has been used to finance its facility, equipment and related capital expenditures. Certain of the agreements related to such long-term indebtedness contain customary covenants and default provisions.

The Company's capital lease payments were approximately $22,000 for the six months ended December 31, 1997 and are estimated to be approximately $41,000, $27,000 and $23,000 for the fiscal years ending June 30, 1998, 1999 and 2000, respectively, under current commitments. The Company's utility expenses average approximately $40,000 per month at its current level of operations.

The Company's base annual fixed expenses include approximately $316,000 in aggregate annual base compensation for the current executive officers of the Company and debt service obligations relating to the Company's outstanding indebtedness, which are estimated to aggregate approximately $247,000 for the fiscal year ending June 30, 1998, excluding capital lease obligations.

The Company has federal net operating loss carryforwards that amounted to approximately $20.6 million at June 30, 1997, which expire between 2006 and 2012. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), utilization of net operating loss carryforwards is limited if there has been a change in control (ownership) of the Company. Although a comprehensive evaluation has not yet been performed, it is likely that due to prior shifts in ownership (the Dunkirk merger and the completion of the IPO) and the current shifts in ownership (the Preferred Stock offering), the Company's ability to utilize its net operating loss carryforwards could be severely limited.

The Company receives waste materials for processing into finished goods inventory, which then can be sold to its customers. The Company has recorded a reserve for disposal for the probable disposal costs of waste material it has received which cannot be processed through the Company's current processing methods, net of the amount of deferred revenue recorded with respect to such materials. The Company is continually attempting to refine existing processes to increase yields and/or develop new processes for the waste materials on hand which have not been able to be processed. The Company records a disposal reserve with respect to materials it cannot process because it is probable it will incur these costs on the ultimate disposition of the waste materials. The Company estimates that the disposal costs for material received by the Company that the Company cannot process, if and when incurred, will exceed the fees the Company was paid to accept such materials.

The Company had 5,301 tons of unprocessed waste materials on hand as of December 31, 1997, compared to 7,670 tons at December 31, 1996 and 5,839 tons at September 30, 1997. The Company's disposal reserve was $596,000 as of December 31, 1997, compared to $791,000 at December 31, 1996 and $751,000 at September 30, 1997. The decreases in unprocessed waste materials on hand, and related decreases in reserve for disposal, resulted primarily from applying certain manual and "off-line" processing efforts to certain types of unprocessed CRT glass which were processed and then purchased by a customer of the Company.

This Form  10-QSB  contains  forward-looking  statements  within the  meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include risks and uncertainties, including, but not limited to: (i) the risk that the Company's marketing efforts with respect to its abrasives, decorative particles and other products will not result in increased sales and that the Company will continue to experience substantial losses from operations, (ii) the risk that the Company will require additional financing prior to achieving positive cash flow from operations and that it may not be able to obtain such financing on terms acceptable to the Company or at all, (iii) the risk that the redemption of the IDA Bonds or removal of non-productive assets from service will result in taxable income to the Company or otherwise create tax or tax-related obligations of the Company the result of which could reduce the Company's net operating loss carry-forwards and/or, depending on the amount of such taxable income, if any, result in the Company being required to satisfy such obligations out of its available cash, at a time when such obligations could exceed the Company's available cash, (iv) the risk that the Company will experience interruptions in its manufacturing operations which will delay shipments or result in lost business, (v) risks associated with retaining and attracting key personnel, (vi) the risk that the Company will lose key CRT customers prior to obtaining increased sales of its abrasives and other products, (vii) risks associated with being able to obtain requisite supplies of raw materials for its products, (viii) risks associated with its ability to protect its intellectual property and proprietary rights, (ix) risks associated with the failure to comply with applicable environmental laws and regulations and (x) the risk that the Company will not be able to continue to satisfy the minimum maintenance requirements for continued listing on the Nasdaq SmallCap Market .


                           Part II - Other Information


Item 1. Legal Proceedings

See Note 6 of Notes to Consolidated Financial Statements above.

Item 2. Changes in Securities and Use of Proceeds

On December 8, 1997, the Company sold, pursuant to a private placement, an aggregate 138,500 shares of Preferred Stock for aggregate gross proceeds of $1,385,000 (the "Private Placement"). The Preferred

Stock was sold pursuant to an exemption from registration pursuant to Regulation D, promulgated under the Securities Act of 1933, as amended (the"Securities Act'). In connection with the sale of the Preferred Stock, the Company did not conduct any general advertisement or solicitation; each purchaser of the Preferred Stock represented that, among other things, the purchaser was an "accredited investor" as that term is defined in Regulation D and the purchaser was purchasing the shares of Preferred Stock for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the Preferred Stock. Paramount Capital, Inc. acted as a placement agent in the Private Placement and received an aggregate placement fee of $124,650, and an expense reimbursement of $66,896.

Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The holders of the Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock of the Company into which such shares of Preferred Stock are convertible, and are entitled to vote together with the holders of the Common Stock.

The holders of the Preferred Stock are also entitled to certain voting rights not shared by the holders of the Common Stock, so long as a majority of the Preferred Stock sold in the Private Placement remains outstanding. The affirmative vote of the holders of at least two-thirds of the Preferred Stock will be required for (i) the issuance of securities senior to or on a parity with the Preferred Stock with respect to dividends, voting or liquidation, (ii) any alterations to the rights of the Preferred Stock, (iii) a liquidation, dissolution or sale of substantially all of the assets of the Company, (iv) the incurrence of over $100,000 of indebtedness (other than borrowings under working capital lines of credit), and (v) the repurchase of any of the securities of the Company. In addition, the holders of the Preferred Stock are entitled to a liquidation preference in an amount per share equal to $13.50 plus declared and/or accrued but unpaid dividends, if any. Finally, the holders of the preferred stock are entitled to dividends, payable in cash or in kind, at an annual rate of 10% beginning in December 1998. The Company must pay such dividend prior to any dividend declared on the Common Stock. (For a detailed description of the terms of the Preferred Stock, see the Certificate of Designation of Series A Convertible Preferred Stock, which was filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended June 30, 1997).

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

Item 6. Exhibits and Reports on Form 8-K

        Exhibits
        --------

        11   Computation of per share earnings.

        27   Financial Data Schedule.


        Form 8-K
        --------

              None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CONVERSION TECHNOLOGIES INTERNATIONAL, INC.



Dated: February 17, 1998             /s/ William L. Amt
                                    --------------------------------------------
                                    William L. Amt
                                    President and Chief
                                    Executive Officer
                                    (Principal executive officer)


Dated: February 17, 1998            /s/ John G. Murchie
                                    --------------------------------------------
                                    John G. Murchie
                                    Acting Chief Financial
                                    Officer and Controller
                                    (Principal financial officer)

                                                                      Exhibit 11



                   Conversion Technologies International, Inc.
                                and Subsidiaries

          Statement of Computation of Basic Net Income (Loss) Per Share


                                                   Three months ended                    Six months ended
                                                      December 31,                          December 31,
                                                 1997             1996               1997                1996
                                            ---------------- ----------------   ----------------    ----------------
Loss before extraordinary item               $    (757,996)   $  (1,534,390)     $   (2,113,183)     $   (3,185,175)

Discount on issuance of Series A
   Convertible Preferred Stock                          --               --          (1,573,500)                 --
                                             --------------   ---------------    ---------------     ---------------

Loss before extraordinary item
   attributable to common shareholders       $    (757,996)   $  (1,534,390)     $   (3,686,683)     $   (3,185,175)
                                             ==============   ===============    ===============     ===============

Weighted average number of
   common shares outstanding                     4,799,186        4,785,686           4,799,186           4,747,436
                                             ==============   ===============    ===============     ===============

Loss per common share before
   extraordinary item                        $       (0.16)   $       (0.32)     $       (0.77)      $        (0.67)
                                             ==============   ===============    ===============     ===============

Extraordinary item                           $     492,338    $          --      $    6,354,356      $           --
                                             ==============   ===============    ===============     ===============
Income per share from
   extraordinary item                        $        0.10    $          --      $        1.33       $           --
                                             ==============   ===============    ===============     ===============

Net income (loss)                            $    (265,658)   $  (1,534,390)     $    4,241,173      $  (3,185,175)

Discount on issuance of Series A
   Convertible Preferred Stock                          --               --          (1,573,500)                --
                                            --------------   ---------------    ---------------     ---------------

Net income (loss) attributable
   to common shareholders                    $    (265,658)   $ (1,534,390)      $    2,667,673      $  (3,185,175)
                                             ==============   ===============    ===============     ===============

Net income (loss) per
   common share                              $       (0.06)   $      (.032)      $         0.56      $       (0.67)
                                             ==============   ===============    ===============     ===============
